

18000863



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 23 2018
WAС DC

SEC FILE NUMBER
8-69409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/17** AND ENDING **12/31/17**

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cürex Securities (USA), LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street 22nd Floor

                         (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rober FX Feeney   (212) 488-0528

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

                    (Name – if individual, state last, first, middle name)

290 West Mount Pleasant Avenue, Suite 3310 **Livingston**	**New Jersey**	**07039**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert FX Feeney _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curex Securities (USA), LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____ 2/22/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered
Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2017

Cürex Securities (USA), LLC
(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cürex Securities (USA), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cürex Securities (USA), LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cürex Securities (USA), LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cürex Securities (USA), LLC's management. Our responsibility is to express an opinion on Cürex Securities (USA), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cürex Securities (USA), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Cürex Securities (USA), LLC's auditor since 2015.
Livingston, New Jersey
February 14, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Cürex Securities (USA), LLC
(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	97,272
Prepaid Expenses		479
Other Assets		118
Total Assets	$	97,869

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to Parent	$	61,892
Member's Equity		35,977
Total Liabilities and Member's Equity	$	97,869

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

The Company has not yet commenced operations, and has no contracts or performance obligations. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2019.

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange traded and OTC investment products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Statement of Financial Condition
December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Cash

The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2017, the cash balance held at the financial institution was less than the federally insured amount.

Revenue Recognition

The Company anticipates that it will receive transaction based compensation in connection with the licensing of its intellectual property and financial technology. The Company shall recognize revenue in accordance with Financial Accounting Standards Board Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue is generally realized and earned once a performance obligation arising from a contract is satisfied.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the federal, state and local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statement.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2014 through 2017) are subject to examination by the Internal Revenue Service and other taxing authorities.

Notes to Statement of Financial Condition
December 31, 2017

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $35,380 which was $30,380 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.75.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. For the year ended December 31, 2017, the Company incurred $73,295 of such charges of which $61,892 remains payable to the Parent at December 31, 2017.

During the year, $160,000 of the amount owed to the Parent was converted to equity as capital contributions to the Company.

5. Subsequent Events

The statement of financial condition was approved by management and available for issuance on February 14, 2018. Subsequent events have been evaluated through this date.